March 6, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention:	Barbara C. Jacobs, Assistant Director
Tamara Tangen, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant
Evan S. Jacobson, Staff Attorney

Re:	SolarWinds, Inc.
Registration Statement on Form S-1
File No. 333-149851
Initially Filed March 21, 2008
Amendment No. 6 Filed March 6, 2009

Ladies and Gentlemen:

We are submitting this letter on behalf of SolarWinds, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 28, 2009 (the “Staff Letter”) relating to our letter to the Commission dated November 12, 2008 regarding the Amendment No. 5 to the Company’s Registration Statement on Form S-1 (File No. 333-149851) (the “Registration Statement”) filed with the Commission on October 30, 2008 (“Amendment No. 5”).

The Company is concurrently filing Amendment No. 6 to the Registration Statement (“Amendment No. 6”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and two marked copies of Amendment No. 6 (against Amendment No. 5).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 6.

Securities and Exchange Commission

March 6, 2009

Business, page 61

Customers, page 71

1.	We note your response to comment 1 of our letter dated November 12, 2008 in which we asked you to provide us with more information regarding the distributor that represented 14.8% of your revenue in the nine months ended September 30, 2008. Please revise the disclosure in the Business section of your next amended filing so that it is consistent with your response.

In response to the Staff’s comment, the Company has revised the disclosure on page 71 to disclose that the Company does not believe that its business is substantially dependent on the distributor or that the loss of the distribution relationship would have a material adverse effect on its business.

Stock Based Compensation, page 45

2.	Refer to your intended disclosure provided on page 4 of your response dated December 18, 2008. Please explain how you determined that it was appropriate to apply the same weighting of multiples and probabilities for various company scenarios for both the July and November 2008 valuations. In this regard, explain how changes in the economic environment between July and November impacted your use of the Guideline Public Company Method in determining the value of the November 2008 options. Revise your disclosures as appropriate to address the requested explanations where material to an understanding of your stock compensation.

The Company submits that, despite the changes in the economic environment between July and November 2008, the Company’s management believed the application of the same weighting of multiples or the probabilities for various company scenarios was appropriate. At the time of the November 2008 valuation, the Company’s management and board of directors still believed in the near-term prospects of an initial public offering and that investors would value the company with a greater weight on a price-to-EBITDA multiple than a price-to-revenue multiple. Therefore, management and the board of directors did not find it appropriate to adjust the weightings of the multiples.

In the July 2008 valuation, management weighted the Company’s valuation according to four company scenarios: a near-term initial public offering, a later initial public offering, a near-term sale to a strategic buyer and a later sale to a strategic buyer. Since the July 2008 valuation, the Company had not experienced a material change in its business or prospects despite the deteriorating economic changes. The Company’s management believed that the fundamental strength of the Company’s business continued to make each of the company scenarios as likely as in July 2008. Although the overall market for initial public offerings had declined, the pace of strategic acquisitions had likewise slowed. Furthermore, the Company’s continued positive cash flow and strong balance

Securities and Exchange Commission

March 6, 2009

sheet suggested that liquidation of the Company was remote. Therefore, the Company’s management and board of directors believed that the list of company scenarios and the probabilities ascribed to each of the company scenarios were still appropriate.

The changes in the economic environment between July and November 2008 did not impact the Company’s use of or assumptions used in the Guideline Public Company Method in November 2008. However, the Guideline Public Company Method uses multiples of comparable publicly-traded companies to imply the multiples used to derive the Company’s valuation. Therefore, the changes in the economic environment between July and November depressed the stock prices of the comparable companies and reduced the implied multiples, thereby reducing the overall implied price of the Company’s common stock. Upon its review of the valuation, the Company’s management also recognized that any potential adjustments to the assumptions based on the deteriorating economic conditions would only depress the fair value of the Company’s common stock and reduce the exercise price of the stock options. The Company’s management therefore believed that the assumptions were not only appropriate, but also conservative.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 to disclose the requested explanations deemed to be material to an investor.

3.	Further, we note that your intended disclosure provided on page 4 states that the illiquidity discount used in November is the same as that used in July. Refer to the supplemental table of stock option issuances provided with your response and explain the difference between the illiquidity discount applied to the November grants of 10% and those previously issued absent a discount. Tell us how you determined that these apparent differences are consistent with your proposed disclosures.

The Company respectfully clarifies that “n/a” shown in the supplemental table of stock option issuances was not intended to suggest that the Company did not apply an illiquidity discount in its valuations, but that the Company was unaware of the illiquidity discount (and other factors and assumptions) used in the third-party valuation determining the fair value of $9.40 based on the purchase price in the March 2008 third-party transaction between a willing buyer and a willing seller. The Company’s valuations performed in January, May and July 2008 each applied the same 10% illiquidity discount used in the November 2008 valuation because, at the time of each valuation, management believed in the near-term prospects of an initial public offering. As disclosed, the Company derived a fair value per share in each of the May and July 2008 valuations below the $9.40 per share purchase price of the March 2008 transaction. The board considered the valuations and determined that the fair value per share would be $9.40 based on the purchase price in the recent transaction. The supplemental table of stock option issuances provided to the Staff was intended to illustrate the illiquidity discount applied to this fair value determination, which was equal to the purchase price in the March 2008 transaction. The Company was not involved in any discussions or efforts in determining the $9.40 purchase price and is unaware of the valuation methodology, if

Securities and Exchange Commission

March 6, 2009

any, used in determining this price. Thus, the Company is unable to identify the factors and assumptions in determining the $9.40 price, including the illiquidity discount applied. For this reason, the illiquidity discount reflected in the supplemental table of stock option issuances is shown as “n/a.”

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Please direct your questions or comments regarding this letter or Amendment No. 6 to the undersigned by telephone to 512.338.5401 or by facsimile to 512.338.5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI,
Professional Corporation

Paul R. Tobias

cc:	Kevin B. Thompson, SolarWinds, Inc.
Bryan A. Sims, SolarWinds, Inc.
J. Barton Kalsu, SolarWinds, Inc.
Jason Bliss, SolarWinds, Inc.
Laird H. Simons III, Fenwick & West LLP
Robert A. Freedman, Fenwick & West LLP
J. Robert Suffoletta